U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Purcell                              John                 R.
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   (Last)                           (First)             (Middle)
14155 U.S. Highway One, #310
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                                    (Street)

Juno Beach                            FL                 33408-1431
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

Journal Register Company
JRC

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

05/31/2002

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, $.01 par value per share                                                            50,000         D
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                                                                                                                           by spouse
Common Stock, $.01 par value per share                                                            13,000         I         (1)
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Time-based options                                                             Common
(Right to buy)     $17.625                                   (2)      09/15/07 Stock     10,000           10,000     D
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Time-based options                                                             Common
(Right to buy)     $22.50                                    (3)      05/01/08 Stock     10,000           10,000     D
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Time-based options                                                             Common
(Right to buy)     $14.72                                    (4)      05/03/09 Stock     10,000           10,000     D
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Time-based options                                                             Common
(Right to buy)     $14.62                                    (5)      05/01/10 Stock     10,000           10,000     D
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Time-based options                                                             Common
(Right to buy)     $15.82500                                 (6)      05/01/11 Stock     10,000           10,000     D
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Time-based options                                                             Common
(Right to buy)     $21.67    05/01/02  A    V                (7)      05/01/12 Stock     10,000           10,000     D
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Explanation of Responses:
(1) These shares were purchased by Sheryl Purcell, the reporting person's wife, and the reporting person disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.
(2) Options to purchase shares of Common Stock vested and became exercisable as to 20% of such options on each of Septmeber 15, 1998, 1999, 2000, 2001 and 2002.
(3) Options to purchase shares of Common Stock vested and became exercisable as to 20% of such options on each of May 1, 1999, 2000, 2001 and 2002 and the remainder will vest and become exercisable as to 20% on May 1, 2003.
(4) Options to purchase shares of Common Stock vested and became exercisable as to 20% of such options on each of May 3, 2000, 2001 and 2002 and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
(5) Options to purchase shares of Common Stock vested and became exercisable as to 20% of such options on May 1, 2001 and 2002 and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
(6) Options to purchase shares of Common Stock vested and became exercisable on May 1, 2002 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
(7) Options to purchase shares of Common Stock will vest and become exercisable commencing on May 1, 2003 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.

/s/  John R. Purcell                                        June 3, 2002
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      **Signature of Reporting Person                             Date
     John R. Purcell

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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